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EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

        The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements.

		Twelve Months ended June 30, 2007
	3 Months 9/30/2007
		2007	2006	2005	2004	2003
Ratio	(a)	(a)	(a)	(a)	(a)	(a)
Earnings
Add:
Pre-tax income from continuing operations adjusted for minority interests	$(408,334)	$(5,352,941)	$(6,100,987)	$(3,689,483)	$(383,206)	$(12,148)
Fixed charges (see below)	2,369,102	7,989,664	2,458,026	26,995	2,247	—
Less:
Capitalized interest	(458,741)	(302,895)	—	—	—	—
Pre-tax earnings to cover preferred stock dividend	(1,510,894)	(4,952,369)	—	—	—	—

Total Earnings	$(8,867)	$(2,618,541)	$(3,642,961)	$(3,662,488)	$(380,959)	$(12,148)

Fixed Charges
Interest expensed (includes amortization)	$399,467	$2,559,619	$2,426,321	—	$—	$—
Interest capitalized	458,741	302,895	—	—	—	—
Estimate of interest within rental expense	174,781	31,705	26,995	2,247	—
Pre-tax earnings to cover preferred stock dividend—Preferred dividend / (1-36%)	1,510,894	4,952,369	—	—	—	—

Total Fixed Charges	$2,369,102	$7,989,664	$2,458,026	$26,995	$2,247	$—

(a)
Since the Company has recorded a loss for all periods shown above, the ratio coverage was less than 1:1. In order to achieve a coverage ratio of 1:1, the Company must generate the following earnings for each period as shown below.

Earnings to increase ratio to 1:1	$2,377,969	$10,608,205	$6,100,987	$3,689,483	$383,206	$12,148

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  EXHIBIT 12.1